Exhibit 99.1

PRESS RELEASE

Cellectis Reports 4th Quarter

and Full Year 2018 Financial Results

•	UCART123 in Phase 1 dose escalation clinical trial ongoing for AML;

•	UCART22 received FDA and IRB approvals for Phase 1 dose escalation clinical trial in B-ALL patients;

•	UCART19 ASH abstract by partners Servier and Allogene showed continued progress of first clinical allogeneic CAR T-cell program for ALL adult and pediatric patients;

•

Cellectis, through its new subsidiary Cellectis Biologics, Inc., entered into a lease agreement to build a manufacturing facility in North Carolina, advancing commercialization capabilities for its UCART portfolio

•	Cash position[1] of $452M as of December 31, 2018 compared to $297M as of December 31, 2017

New York, N.Y. – March 11, 2019 at 4:10pm Eastern Time – Cellectis S.A. (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), today announced its results for the fourth quarter 2018 and full year ended December 31, 2018.

Earnings Call Details

Cellectis to hold a conference call for investors on March 12, 2019 at 7:30 a.m. EDT – 12:30 p.m. Central European Time (CET). The call will include the Company’s fourth quarter 2018 and year-end financial results.

The live dial-in information for the conference call is:

US & Canada only: 877-407-3104

International: 201-493-6792

In addition, a replay of the call will be available for 6 months following the conference by calling 877-660-6853 (Toll Free US & Canada); 201-612-7415 (Toll Free International).

[1]	Cash position includes cash, cash equivalents and current financial assets

Fourth Quarter 2018 and Recent Highlights

Proprietary Development Programs

•	GMP Manufacturing

Over the course of 2018, we have conducted GMP manufacturing runs for two of our leading proprietary development programs UCART123 and UCART22. Manufacturing is currently performed at two contract manufacturing organizations, MolMed and CellForCure.

We have initiated the establishment of a 14,000 square foot in-house manufacturing facility in Paris, France called the SMART facility, which stands for “Starting MAterial Realization for CAR-T products”. This facility is designed to supply our raw material for our clinical studies. Internalizing this supply would significantly reduce our manufacturing cycle time and improve our flexibility during clinical development of our product candidates. This facility is planned to go-live in 2020. We also anticipate that the SMART facility will have the potential to supply commercial starting material for our CAR T-cell products following potential FDA approval.

In March 2019, we entered into a lease agreement for an 82,000 square foot commercial-scale manufacturing facility, called the IMPACT site, which stands for “Innovative Manufacturing Plant for Allogeneic Cellular Therapies”. The IMPACT facility is located in Raleigh, North Carolina. The new manufacturing facility is being designed to provide GMP manufacturing for clinical supply and commercial production upon potential regulatory approval. The facility is planned to be operational by 2021.

•	UCART123 in AML patients

The Phase 1 dose escalation clinical studies for UCART123 in acute myeloid leukemia (AML) patients at MD Anderson Cancer Center and Weill Cornell Medical Center remains ongoing. In August 2018, we entered into new clinical study agreements with Dana Farber Cancer Institute and H. Lee Moffitt Cancer Center in order to expand the performance of the UCART123 clinical study in AML to these sites.

For the AML clinical trial, the current dose level of 2.5x105 UCART123 cells per kilogram will be followed by dose levels 2 and 3 with 6.25x105 and 5.05x106 UCART123 cells per kilogram. We are expecting to dose 2-4 patients per dose cohort, with a treatment follow-up period of 4 weeks per patient as well as an option to re-dose responding patients.

•	UCART22 in B-ALL patients

The FDA approved our IND for the UCART22 Phase 1 clinical study which is designed to assess the safety and tolerability at increasing dose levels in B-cell acute lymphoblastic leukemia (B-ALL) adult patients.

UCART22 is designed for the treatment of CD22-expressing cancer cells. Like CD19, CD22 is a cell surface antigen expressed from the pre-B-cell stage of development through mature B-cells and is expressed in more than 90% of patients with B-ALL. Approximately 85% of ALL cases involve precursor B-cells (B-ALL). The clinical study for UCART22 will be led by Dr. Nitin Jain, Assistant Professor at The University of

Texas MD Anderson Cancer Center in Houston, and Dr. Hagop Kantarjian, Professor and Chair in the Department of Leukemia and University Chair in Cancer Medicine at The University of Texas MD Anderson Cancer Center in Houston.

•	UCARTCS1 in Multiple Myeloma patients

We have chosen CS1 (also known as SLAMF7) as the targeted antigen for multiple myeloma (MM), based on the high levels of expression of CS1 in MM patients on malignant cells relative to the low level of expression on non-malignant cells as well as on the results of third parties’ proof of concept for this high value target achieved with the elotuzumab monoclonal antibody in MM patients. We expect to start a clinical study with UCARTCS1 in 2019.

•	UCART19 (exclusively licensed to Servier, and under collaboration between Servier and Allogene) in ALL adult and pediatric patients

At the 60th American Society of Hematology (ASH) Annual Meeting, our partners Servier and Allogene presented updated data on UCART19, showing the continued progress of UCART19 Phase 1 clinical trials for both pediatric and adult ALL patients.

After UCART19 infusion, 82% (14/17) of patients who received a lymphodepletion regimen (consisting of fludarabine, cyclophosphamide and alemtuzumab, an anti-CD52 monoclonal antibody) achieved complete remission, or “CR”, or complete remission with incomplete blood cell recovery (or “Cri”) by day 28 or day 42 after infusion. Within responder patients, 71% (10/14) of them were ‘minimum residual disease’ (MRD) negative (MRD- stands for less than 1 leukemic cell among 10E4 normal cells) assessed by flow or qPCR. When considering all treated patients, 67% (14/21) of them did achieve CR/CRi. Regarding safety considerations, there was no serious adverse events (grade ≥3) for graft versus host disease (GvHD) and neurological events. Grade 3-4 toxicities did only regard events of cytokine release syndrome (14%, 3/21), prolonged cytopenia (29%, 6/21) and viral infections (24%, 5/21).

We are pleased to see continued progress for UCART19 under the direction of our partners Servier and Allogene. Under our license, development and commercialization agreement with Servier, Cellectis is entitled to receive clinical and commercial milestone payments as well as tiered royalties in the high single digits on worldwide sales.

•	ALLO-715 (BCMA) and ALLO-819 (Flt3) (exclusively licensed to Allogene Therapeutic, Inc.)

In addition, Allogene presented at ASH 2018 pre-clinical research on ALLO-715, an allogeneic BCMA CAR T therapy possessing an off-switch for the treatment of Multiple Myeloma, and a poster presentation for ALLO-819, an allogeneic Flt3 CAR T therapy possessing an off-switch for the treatment of acute myeloid leukemia (AML).

ALLO-715 and ALLO-819 were progressed under a joint research collaboration between Allogene and Cellectis, and are directed to targets that are licensed exclusively from Cellectis. Allogene holds the exclusive global development and commercial rights for these product candidates.

Pursuant to our license agreement with Allogene, we are entitled to receive development and sales milestone payments of up to $2.8 billion, or $185 million per target for 15 targets. We are eligible to receive tiered royalties in the high single digits on worldwide sales of any products that are developed by Allogene.

Corporate

On March 13, 2018, Elsy Boglioli was named Chief Operating Officer, to succeed to Dr. Mathieu Simon who retired. Dr. Mathieu Simon also resigned from his board member position.

On September 19, 2018, Stephan A. Grupp, MD, Ph.D., a leading pediatric oncologist at Children’s Hospital of Philadelphia and Chief of the Section of Cellular Therapy and Transplant at the Children’s Hospital of Philadelphia (CHOP) joined the Company’s Clinical Advisory Board.

On December 10, 2018, Bill Monteith was appointed to the role of Senior Vice President U.S. Manufacturing. This appointment followed Cellectis’ plan to establish commercial manufacturing capabilities in the U.S., which is Bill Monteith’s responsibility, notably through the deployment of IMPACT. Bill Monteith joined Cellectis from Hitachi Chemical Advanced Therapeutics Solutions, where he was the Chief Operating Officer and Site General Manager for three manufacturing facilities.

Financial Results

The consolidated financial statements of Cellectis and Calyxt, of which Cellectis is a 69.5% shareholder, have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”). The breakdown of these consolidated financials between Cellectis and Calyxt is in the appendices of this Q4 2018 financial results press release.

Fourth Quarter and Full year 2018 Financial Results

Cash: As of December 31, 2018, Cellectis and Calyxt together had $452 million in consolidated cash, cash equivalents, current financial assets, of which $358 million was attributable to Cellectis. This compares to $297 million in consolidated cash as of December 31, 2017, of which $240 million was attributable to Cellectis. This net increase of $155 million primarily reflects $227 million in net cash proceeds provided by two separate follow-on offerings completed by Cellectis and Calyxt in 2018. Net cash flows used by operating activities in 2018 were $68 million, of which $48 million attributable to Cellectis. We believe that the consolidated cash, cash equivalents and current financial assets attributed as of December 31, 2018 will be sufficient to fund operations through 2021.

Revenues and Other Income: Consolidated revenues and other income were $3 million for the three months ended December 31, 2018 compared to $7 million for the three months ended December 31, 2017. Consolidated revenues and other income were $21 million for the year ended December 31, 2018 compared to $34 million for the year ended December 31, 2017. 98% of consolidated revenues and other income was attributed to Cellectis in 2018. This decrease between 2018 and 2017 was mainly attributable to a decrease in recognition of upfront payments already received and R&D cost reimbursements in relation to the therapeutic collaborations.

R&D Expenses: Consolidated R&D expenses remained stable $21 million for the three months ended December 31, 2018 and 2017. Consolidated R&D expenses were $77 million for the year ended December 31, 2018 compared to $79 million for the year ended December 31, 2017. 89% of consolidated R&D expenses was attributed to Cellectis in 2018. The $2 million decrease between 2018 and 2017 was primarily attributed to the reduction of non-cash stock-based compensation expenses by $6 million and social charges on stock option grants by $1 million. This decrease was partially offset by higher employee expenses by $4 million, notably due to more R&D headcount, and higher purchases and external and other expenses by $1 million.

SG&A Expenses: Consolidated SG&A expenses were $11 million for the three months ended December 31, 2018 compared to $13 million for the three months ended December 31, 2017. The decrease was primarily attributable to decreased non-cash stock-based compensation expenses and social charges on stock option grants. Consolidated SG&A expenses were $47 million for the year ended December 31, 2018 compared to $45 million for the year ended December 31, 2017. 55% of consolidated SG&A expenses was attributed to Cellectis in 2018. The $2 million increase between 2018 and 2017 was primarily driven by the increase in wages and purchases at Calyxt of $8 million in relation to the ramp-up of its commercialization capabilities and to its expenses associated with being a public company. This increase was partially offset by lower non-cash stock-based compensation of $7 million.

Net Loss Attributable to Shareholders of Cellectis: The consolidated Net loss attributable to Shareholders of Cellectis was $23 million (or $0.53 per share) for the three months ended December 31, 2018 compared to $27 million (or $0.76 per share) for the three months ended December 31, 2017. The consolidated Net loss attributable to Shareholders of Cellectis was $79 million (or $1.93 per share) for the year ended December 31, 2018, of which $60 million was attributed to Cellectis, compared to $99 million (or $2.78 per share) for the year ended December 31, 2017, of which $85 million was attributed to Cellectis. This $20 million decrease in net loss between 2018 and 2017 was primarily driven by a significant increase in net financial gains of $28 million and partially offset by an increase in operating losses of $12 million, of which $11 million was attributed to Calyxt.

Adjusted Net Loss Attributable to Shareholders of Cellectis: The consolidated Adjusted net loss attributable to Shareholders of Cellectis was $16 million (or $0.37 per share) for the three months ended December 31, 2018 compared to $16 million (or $0.46 per share) for the three months ended December 31, 2017. The consolidated adjusted net loss attributable to Shareholders of Cellectis, which excludes the non-cash stock-based compensation expenses, was $44 million (or $1.08 per share) for the year ended December 31, 2018, of which $31 million is attributed to Cellectis, compared to $50 million (or $1.41 per share) for the year ended December 31, 2017, of which $42 million was attributed to Cellectis. Please see “Note Regarding Use of Non-GAAP Financial Measures” for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

We foresee focusing on our cash spending on Cellectis for 2019 in the following areas:

•	Supporting our rich product candidates pipeline including manufacturing and clinical trials expenses of UCART123, UCART22 and UCARTCS1,

•	Building state-of-the-art manufacturing capabilities, and

•	Strengthening our manufacturing and clinical departments, including hiring talented personnel.

Calyxt plans to focus its cash spending for 2019 in the following areas:

•	Launching their High-Oleic Soybean products, including their Calyno™ High-Oleic Soybean Oil and Soybean Meal,

•	Supporting its rich innovative product pipeline, and

•	Strengthening its commercial and general and administration support.

CELLECTIS S.A.

STATEMENT OF CONSOLIDATED FINANCIAL POSITION

($ in thousands)

As of
	December 31, 2017 as restated (*)	December 31, 2018
ASSETS
Non-current assets
Intangible assets	1 431	1 268
Property, plant, and equipment	7 226	10 041
Other non-current financial assets	1 004	1 891

Total non-current assets	9 661	13 199

Current assets
Inventories	250	275
Trade receivables	2 753	2 971
Subsidies receivables	9 524	17 173
Other current assets	13 713	15 333
Cash and cash equivalent and Current financial assets	296 982	451 889

Total current assets	323 221	487 641

TOTAL ASSETS	332 882	500 840

LIABILITIES
Shareholders’ equity
Share capital	2 367	2 765
Premiums related to the share capital	614 037	828 525
Treasury share reserve	(297)	0
Currency translation adjustment	1 834	(16 668)
Retained earnings	(253 702)	(326 628)
Net income (loss)	(99 368)	(78 693)

Total shareholders’ equity - Group Share	264 872	409 301
Non-controlling interests	19 113	40 970

Total shareholders’ equity	283 985	450 272

Non-current liabilities
Non-current financial liabilities	13	1 018
Non-current provisions	3 430	2 681

Total non-current liabilities	3 443	3 699

Current liabilities
Current financial liabilities	21	333
Trade payables	9 460	15 883
Deferred revenues and deferred income	27 975	20 754
Current provisions	1 427	1 530
Other current liabilities	6 570	8 369

Total current liabilities	45 453	46 869

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	332 882	500 840

(*)

2018 consolidated financial statements have been restated for the purpose of IFRS15 application. Reconciliation between interim consolidated financial statements presented in previous periods and 2018 consolidated financial statements is available in Note 2.3 of the consolidated financial statements, available in our annual report on Form 20-F for the year ended December 31, 2018.

CELLECTIS S.A.

STATEMENT OF CONSOLIDATED OPERATIONS – Fourth quarter

(unaudited)

($ in thousands, except per share data)

	For the three-month periods ended December 31,
	2017	2018
Revenues and other income
Revenues	5 725	968
Other income	1 185	2 108

Total revenues and other income	6 910	3 077

Operating expenses
Royalty expenses	(883)	(720)
Research and development expenses	(20 704)	(21 266)
Selling, general and administrative expenses	(12 992)	(10 517)
Other operating income (expenses)	(94)	162

Total operating expenses	(34 672)	(32 341)

Operating income (loss)	(27 762)	(29 265)

Financial gain (loss)	(958)	3 200

Net income (loss)	(28 721)	(26 065)

Attributable to shareholders of Cellectis	(27 171)	(23 075)
Attributable to non-controlling interests	(1 550)	(2 990)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0,76)	(0,53)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0,76)	(0,53)

CELLECTIS S.A.

STATEMENT OF CONSOLIDATED OPERATIONS – Full year

($ in thousands, except per share data)

For the years ended December 31,
	2017	2018
Revenues and other income
Revenues	25 188	12 731
Other income	8 528	8 701

Total revenues and other income	33 715	21 432

Operating expenses
Royalty expenses	(2 620)	(2 739)
Research and development expenses	(79 227)	(76 567)
Selling, general and administrative expenses	(44 750)	(47 248)
Other operating income (expenses)	232	31

Total operating expenses	(126 366)	(126 523)

Operating income (loss)	(92 650)	(105 091)

Financial gain (loss)	(11 032)	16 758

Net income (loss)	(103 683)	(88 333)

Attributable to shareholders of Cellectis	(99 368)	(78 693)
Attributable to non-controlling interests	(4 315)	(9 640)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(2,78)	(1,93)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(2,78)	(1,93)

CELLECTIS S.A.

DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – Fourth Quarter

(unaudited) - ($ in thousands)

	For the quarter ended December 31, 2017			For the quarter ended December 31, 2018
	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	190	5 535	5 725	4	964	968
External other income	50	1 135	1 185	172	1 937	2 108

External revenues and other income	240	6 670	6 910	176	2 901	3 077

Royalty expenses	(348)	(535)	(883)	(240)	(481)	(720)
Research and development expenses	(1 856)	(18 848)	(20 704)	(2 725)	(18 541)	(21 266)
Selling, general and administrative expenses	(4 969)	(8 023)	(12 992)	(6 436)	(4 081)	(10 517)
Other operating income and expenses	35	(129)	(94)	(68)	230	162

Total operating expenses	(7 138)	(27 534)	(34 672)	(9 469)	(22 873)	(32 341)

Operating income (loss) before tax	(6 898)	(20 865)	(27 762)	(9 293)	(19 971)	(29 265)

Financial gain (loss)	139	(1 096)	(958)	418	2 782	3 200

Net income (loss)	(6 759)	(21 962)	(28 721)	(8 875)	(17 189)	(26 065)

Non controlling interests	1 550	—	1 550	2 990	—	2 990

Net income (loss) attributable to shareholders of Cellectis	(5 209)	(21 962)	(27 171)	(5 886)	(17 189)	(23 075)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	570	4 196	4 766	153	4 388	4 541
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	1 732	4 299	6 031	1 767	911	2 678

Adjustment of share-based compensation attributable to shareholders of Cellectis	2 302	8 494	10 796	1 920	5 299	7 219

Adjusted net income (loss) attributable to shareholders of Cellectis	(2 907)	(13 468)	(16 374)	(3 966)	(11 890)	(15 856)

Net cash used in operating activities	(6 817)	(2 696)	(9 513)	(6 652)	(13 950)	(20 602)

CELLECTIS S.A.

DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – Full Year

($ in thousands)

	For the year ended December 31, 2017			For the year ended December 31, 2018
	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	508	24 680	25 188	236	12 495	12 731
External other income	239	8 290	8 528	178	8 523	8 701

External revenues and other income	747	32 969	33 715	414	21 018	21 432

Royalty expenses	(390)	(2 230)	(2 620)	(595)	(2 144)	(2 739)
Research and development expenses	(6 057)	(73 170)	(79 227)	(8 638)	(67 929)	(76 567)
Selling, general and administrative expenses	(13 143)	(31 607)	(44 750)	(21 067)	(26 180)	(47 248)
Other operating income and expenses	6	225	232	(50)	81	31

Total operating expenses	(19 584)	(106 782)	(126 366)	(30 351)	(96 172)	(126 523)

Operating income (loss) before tax	(18 837)	(73 813)	(92 650)	(29 937)	(75 154)	(105 091)

Financial gain (loss)	0	(11 032)	(11 032)	1 420	15 339	16 758

Net income (loss)	(18 837)	(84 846)	(103 683)	(28 517)	(59 816)	(88 333)

Non controlling interests	4 315	—	4 315	9 640	—	9 640

Net income (loss) attributable to shareholders of Cellectis	(14 522)	(84 846)	(99 368)	(18 877)	(59 816)	(78 693)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	967	22 623	23 590	838	16 852	17 689
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	4 990	20 345	25 335	5 218	11 655	16 873

Adjustment of share-based compensation attributable to shareholders of Cellectis	5 957	42 968	48 925	6 056	28 507	34 563

Adjusted net income (loss) attributable to shareholders of Cellectis	(8 565)	(41 877)	(50 443)	(12 821)	(31 309)	(44 130)

Net cash used in operating activities	(12 785)	(39 542)	(52 327)	(20 252)	(47 885)	(68 137)

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views Cellectis’ operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of non-cash stock-based expenses from net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of non-cash stock-based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Fourth quarter

(unaudited)

($ in thousands, except per share data)

	For the three-month periods ended December 31,
	2017	2018
Net income (loss) attributable to shareholders of Cellectis	(27 171)	(23 075)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	10 796	7 219

Adjusted net income (loss) attributable to shareholders of Cellectis	(16 374)	(15 856)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0,46)	(0,37)

Weighted average number of outstanding shares, basic (units) (1)	35 949 421	42 430 040

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0,46)	(0,37)

Weighted average number of outstanding shares, diluted (units) (1)	36 128 350	42 560 947

(1)

When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Full Year

(unaudited)

($ in thousands, except per share data)

	For the years ended December 31,
	2017	2018
Net income (loss) attributable to shareholders of Cellectis	(99 368)	(78 693)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	48 925	34 563

Adjusted net income (loss) attributable to shareholders of Cellectis	(50 443)	(44 130)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(1,41)	(1,08)

Weighted average number of outstanding shares, basic (units) (1)	35 690 636	40 774 197

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(1,41)	(1,08)

Weighted average number of outstanding shares, diluted (units) (1)	35 715 321	41 285 578

When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share).

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 19 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by Cellectis.

For further information, please contact:

Media contacts:

Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com

Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241,

ckasunich@kcsa.com

Cellectis IR contact:

Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008,

simon.harnest@cellectis.com

Special Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2018. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

###